Law Offices of Paul Hastings LLP
55 Second Street
San Francisco, California 94105-3441
Telephone  (415) 856-7000
Facsimile  (415) 856-7100
Internet  www.paulhastings.com

February 21, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Secretary
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Firsthand Technology Value Fund, Inc. – Registration Statement on Form N-2
File No. 333- _______

Dear Sir or Madam:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, Firsthand Technology Value Fund, Inc. (the “Registrant”), is a copy of the Registrant’s registration statement on Form N-2, including exhibits, relating to the Registrant’s proposed issuance of its common stock.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding this filing to the undersigned at (415) 856-7007, or James Herriott, at (714) 668-6252.

Very truly yours, /s/ David A. Hearth, Esq. of PAUL HASTINGS LLP

Enclosure

cc:	Kevin M. Landis (w/ enclosures)
Kelvin K. Leung, Esq. (w/ enclosures)
James M. Herriott, Esq. (w/ enclosures)